December 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBRE Acquisition Holdings, Inc.
Registration Statement on Form S-1
Filed November 9, 2020, as amended
File No. 333-249958

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of CBRE Acquisition Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 10, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated December 7, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
as Underwriter

By:	/S/ JON SIERANT
Name: Jon Sierant
Title: Executive Director

[Signature Page to Underwriter Acceleration Request Letter]